SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                              Century Bancorp, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    156432106
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                                 (CUSIP Number)

                                  Paul Magidson
                       c/o Castine Capital Management, LLC
                       One International Place, Suite 2401
                           Boston, Massachusetts 02110
                                 (617) 310-5190
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 19, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     236,981

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     236,981

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     236,981

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Magidson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     236,981

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     236,981

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     236,981

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  156432106
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D/A (this "Schedule 13D/A") relates is the Class A Common Stock, $1.00 par value per share (the "Class A Common Stock" or "Shares"), of Century Bancorp, Inc. ("Century Bancorp" or "Issuer"). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

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Item 2.  Identity and Background.

     No material change from the Schedule 13D filed on January 8, 2007.

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Item 3.  Source and Amount of Funds or Other Consideration.

     No material change from the Schedule 13D filed on January 8, 2007.

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Item 4.  Purpose of Transaction.

     No material change from the Schedule 13D filed on January 8, 2007.

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Item 5.  Interest in Securities of the Issuer.

     (a) As of July 31, 2008, 3,514,107 shares of Century Bancorp's Class A Common Stock were outstanding (as disclosed in Century Bancorp's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this
Schedule 13D/A.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D/A.

     (c) The trading dates, number of Shares purchased and sold and price per Share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

     No material change from the Schedule 13D filed on January 8, 2007.

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Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Transactions in the Shares by the Reporting Persons during the prior 60 days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SIGNATURE



                                            CASTINE CAPITAL MANAGEMENT, LLC*

                                            By:  /s/ Paul Magidson
                                                 ---------------------------
                                                 Name:  Paul Magidson
                                                 Title:  Managing Member


                                            PAUL MAGIDSON*

                                            By:  /s/ Paul Magidson
                                                 -----------------------------
                                                 Name:  Paul Magidson


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 21st day of August, 2008.

CASTINE CAPITAL MANAGEMENT, LLC*

By:  /s/ Paul Magidson
    --------------------------------------
Name:  Paul Magidson
Title:  Managing Member

PAUL MAGIDSON*

By:  /s/ Paul Magidson
    ---------------------------------------
Name:  Paul Magidson

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                           TRANSACTIONS IN THE SHARES


  Date of                           Number of Shares
Transaction                          Purchase/(Sold)           Price of Shares
-----------                          ---------------           ---------------

  7/11/08                                 2,297                     $14.26
  7/14/08                                  200                      $14.26
  7/15/08                                  800                     $14.0088
  8/19/08                                 8,584                    $16.9953




SK 21745 0002 912672